Exhibit 1

MATERIAL CHANGE REPORT

1.	Name and Address of Company

CanWest Global Communications Corp.

CanWest Global Place

201 Portage Avenue

Winnipeg, Manitoba

R3B 3L7

2.	Date of Material Change

May 25, 2007

3.	News Release

A news release with respect to the material change referred to in this report was issued by CanWest Global Communications Corp. (“CanWest”) on May 25, 2007 through the facilities of Canada Newswire and filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”).

4.	Summary of Material Change

On May 25, 2007, CanWest MediaWorks Inc. (“CanWest MediaWorks”), a wholly owned subsidiary of CanWest, entered into a privatization agreement (the “Privatization Agreement”) with CWMW Trust (the “Trust”), CanWest MediaWorks (Canada) Inc. (the “General Partner”), CanWest MediaWorks Limited Partnership (the “Limited Partnership”), and CanWest MediaWorks Income Fund (the “Fund”). CanWest holds an approximate 74% interest in the Limited Partnership through its wholly-owned subsidiary CanWest MediaWorks, and the Fund holds an approximate 26% indirect interest in the Limited Partnership. The Privatization Agreement provides that, upon the terms and subject to the conditions set forth in the Privatization Agreement, all of the Fund’s issued and outstanding units (the “Units”) are to be redeemed for cash at a price of $9.00 per Unit.

5.	Full Description of Material Change

On May 25, 2007, CanWest MediaWorks, the Trust, the General Partner, the Limited Partnership and the Fund entered into the Privatization Agreement. The Privatization Agreement sets out a series of steps to be taken by the respective parties to prepare for and implement the Transaction (as defined below), contains certain covenants, representations and warranties of and from each of the parties thereto, and contains various closing conditions which must be satisfied or waived in order for the Transaction to be completed.

The Privatization Agreement provides, among other things, for the following transaction steps (collectively, the “Transaction”):

(a)	The purchase for cancellation by the Limited Partnership of all of the limited partnership units (the “LP Units”) held by the Trust;

(b)	The purchase for cancellation by the General Partner of all of the common shares of the General Partner (the “GP Shares”) held by the Fund for an aggregate purchase price of $30.00;

(c)	The redemption and cancellation of all of the issued and outstanding units of the Trust and the repurchase of the aggregate principal amount of notes of the Trust; and

(d)	The redemption and cancellation of all issued and outstanding units of the Fund by the Fund at a price in cash equal to $9.00 per Unit, together with a pro rata distribution for the month in which closing occurs, but only if closing occurs on or following the tenth business day of the month.

Accordingly, following closing of the Transaction, all of the interests in the Limited Partnership will be held by CanWest MediaWorks and the General Partner.

The Fund’s special committee of independent trustees (the “Independent Committee”) and the independent members of the Board of Trustees of the Fund have unanimously determined that the Transaction is fair to Unitholders and is in the best interests of the Fund. CIBC World Markets Inc., the independent financial advisor to the Independent Committee, has provided an opinion to the Independent Committee to the effect that, as at May 25, 2007, the consideration being offered to Unitholders under the Privatization Agreement is fair from a financial point of view. The independent members of the Board of Trustees of the Fund have unanimously recommended that Unitholders vote in favour of the special resolution of Unitholders approving the Transaction.

The Transaction requires the approval of 66 2/3% of the votes cast by the Unitholders of record on May 31, 2007 in accordance with the Fund’s declaration of trust and the approval of a simple majority of the votes cast by the Fund’s Unitholders (other than CanWest and its related parties) in accordance with applicable securities laws. The Transaction is also subject to a number of other conditions as set out in the Privatization Agreement, including the closing of the financing described below and the absence of a material adverse effect on the Limited Partnership.

If Unitholders approve the Transaction at a special meeting of Unitholders expected to be held on July 4, 2007, closing of the Transaction is expected to occur on or about July 10, 2007, with a final redemption of the Units expected to occur on or about July 12, 2007. If the redemption date occurs on or before July 13, 2007, as currently contemplated, Unitholders of record on June 30, 2007 will be paid the distribution for the month of June on the redemption date. If the closing of the Transaction occurs on or after the tenth business day of July, Unitholders will receive a partial distribution for the month of July. Each of CanWest MediaWorks and the Fund have the right to terminate the Agreement if closing does not occur on or before July 31, 2007.

Further details regarding the Transaction will be available in an information circular that is expected to be mailed to Unitholders during the week of June 4, 2007. The information circular will contain CIBC’s valuation and fairness opinion and all other relevant information concerning the proposed Transaction.

The cost of the Transaction, together with a refinancing of the Limited Partnership’s existing credit facility, will be funded through a $1.3 billion short-term loan facility to be provided by The Bank of Nova Scotia. The short-term loan facility is subject to certain conditions, including satisfactory completion of due diligence by The Bank of Nova Scotia. This financing will be independent of CanWest with recourse only against the General Partner, the Limited Partnership and its subsidiaries.

Under the terms of the Privatization Agreement, the Limited Partnership will in certain circumstances reimburse the Fund for its costs and expense in connection with the Transaction. The Privatization Agreement does not provide for payment of a break-up fee by the Fund in any circumstances.

* * * * *

The foregoing description of the Privatization Agreement does not purport to be complete and is qualified in its entirety by reference to the Privatization Agreement, which has been filed separately as a material document on SEDAR.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, Debbie Hutton, Senior Vice President Corporate Communications, CanWest Global Communications Corp., may be contacted at (416) 383-2442.

9.	Date of Report

June 4, 2007.